Canada Goose Reports Results for Fiscal Year 2018
Fiscal 2018 Highlights (in Canadian dollars, compared to Fiscal 2017):

•	Total revenue increased by 46.4% to $591.2 million

•	Net income was $96.1 million, or $0.86 per diluted share

•	Adjusted EBITDA margin expanded by 517 basis points to 25.2% from 20.1%

•	Adjusted net income per diluted share increased by 95.3% to $0.84

TORONTO, ON (June 15, 2018) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) today announced financial results for its fourth quarter and fiscal year ended March 31, 2018. The Annual Report, including Management's Discussion and Analysis and Audited Consolidated Financial Statements, will be filed on SEDAR at www.sedar.com and the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company's web site at investor.canadagoose.com.
“Our execution in fiscal 2018 was exceptional across all growth strategies and key metrics. These results reinforce my belief that we are still just scratching the surface of our global potential. As we continue to bring more Canada Goose to more of the world, we are resolutely focused on the long term and what we need to get there. Fiscal 2019 will be another exciting year, as we make significant strategic investments in infrastructure and people to support our foundation for enduring growth," stated Dani Reiss, President & Chief Executive Officer.
Fiscal 2018 Results (in Canadian dollars, compared to Fiscal 2017):

•	Total revenue increased by 46.4% to $591.2 million from $403.8 million. On a constant currency basis total revenue increased by 47.7%.

◦	Wholesale revenue increased by 16.5% to $336.2 million from $288.5 million, driven by order book growth from existing accounts and higher re-order volumes late in the year.

◦
Direct-to-consumer ("DTC") revenue increased by 121.3% to $255.0 million from $115.2 million, representing 43.1% of total revenue compared to 28.5%. The increase was driven by the strong performance of existing retail stores and e-commerce sites including a full year of operations for Toronto and New York City retail stores, and incremental revenue from four new retail stores and eight national e-commerce sites opened during the fiscal year.

•
Gross profit increased to $347.6 million from $212.1 million. As a percentage of total revenue, gross profit was 58.8% compared to 52.5%. The increase was primarily attributable to a greater proportion of DTC revenue, partially offset by higher inventory provisions.

◦
Wholesale gross profit was $157.8 million, a gross margin of 46.9%, compared to $125.1 million, a gross margin of 43.3%. The increase in gross margin was due to product mix, with a greater proportion of higher margin jackets from our Fall/Winter collection, and lower material costs.

◦
DTC gross profit was $189.8 million, a gross margin of 74.4%, compared to $87.0 million, a gross margin of 75.5%. The decrease in gross margin was primarily driven by product mix, with a greater proportion of lower margin styles and products, and to a lesser degree, foreign exchange fluctuations.

•
Selling, general and administrative ("SG&A") expenses were $200.1 million, compared to $165.0 million, due to increases in retail store operating costs, corporate headcount, professional fees for public company compliance, marketing spend and administration costs. Fiscal 2017 included significant expenses related to our initial public offering which did not recur, as well as higher share-based compensation expense relative to fiscal 2018.

•	Operating income was $138.1 million, an operating margin of 23.4%, compared to $40.5 million, an operating margin of 10.0%.

◦
Wholesale operating income was $120.6 million, an operating margin of 35.9%, compared to $94.4 million, an operating margin of 32.7%. The increase in operating margin was due to channel gross margin expansion.

◦
DTC operating income was $134.7 million, an operating margin of 52.8%, compared to $59.5 million, an operating margin of 51.7%. The increase in operating margin was driven by a decrease in channel SG&A as a percentage of sales, which more than offset the decline in gross margin.

•	Net income was $96.1 million, or $0.86 per diluted share, compared to net income of $21.6 million, or $0.21 per diluted share.

•	Adjusted EBITDA increased by 84.1% to $149.2 million from $81.0 million. Adjusted EBITDA margin expanded by 517 basis points to 25.2% from 20.1%.

•	Adjusted net income per diluted share increased by 95.3% to $0.84 on 111.5 million shares from $0.43 on 102.0 million shares.
Fiscal 2019 and Long-Term Outlook
For fiscal 2019, the Company currently expects the following:

•	Annual revenue growth of at least 20%

•	Adjusted EBITDA margin expansion of at least 50 basis points

•	Annual growth in adjusted net income per diluted share of at least 25%
Key assumptions underlying the fiscal 2019 outlook above are as follows:

•	Wholesale revenue growth in the mid-single-digits on a percentage basis

•	Five new retail stores in operation by the onset of the peak winter selling season

•	Six retail stores in operation in off-peak periods in the first half of the year, compared to two in fiscal 2018

•	SG&A growth investments in infrastructure and people including IT and the establishment of a country office in China to lead market development efforts

•	SG&A fees to operating partners on DTC sales in China

•	Capital expenditures of $65 million including investments in new retail stores, IT and manufacturing capacity

•	Weighted average diluted shares outstanding of 112.1 million

•	Effective annual tax rate approximately in-line with fiscal 2018
Over the next three fiscal years, the Company currently expects the following:

•	Average annual revenue growth of at least 20%

•	Annual adjusted EBITDA margin of at least 26% in fiscal 2021

•	Average annual growth in adjusted net income per diluted share of at least 25%
The long-term outlook assumes, among other things, a continuation of current economic conditions and execution of the growth strategies outlined under the heading "Business Overview" in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.
The fiscal 2019 and long-term outlooks above constitute forward-looking information within the meaning of applicable securities laws. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company's control.
Conference Call Information
A conference call to discuss fiscal 2018 results is scheduled for today, June 15, 2018, at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and John Black, Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (844) 579-6824 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 3978937 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,700 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Note Regarding Non-IFRS Financial Measures
This press release includes references to constant currency revenue, adjusted net income, EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS. The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
A reconciliation of projected adjusted EBITDA and adjusted net income, which are forward-looking measures that are not prepared in accordance with IFRS, to the most directly comparable IFRS financial measures, is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the components of the applicable IFRS measures and non-IFRS adjustments may be recognized. The IFRS measures may include the impact of such items as non-cash share-based compensation, revaluation of the carrying value of our indebtedness, amortization of intangible assets and the tax effect of such items, in addition to other items we have historically excluded from adjusted EBITDA and adjusted net income. We expect to continue to exclude these items in future disclosures of these non-IFRS measures and may also exclude other similar items that may arise in the future (collectively, “non-IFRS adjustments”). The decisions and events that typically lead to the recognition of non-IFRS adjustments are inherently unpredictable as to if or when they may occur. As such, for our fiscal 2019 and long-term outlooks, we have not included estimates for these items and are unable to address the probable significance of the unavailable information, which could be material to future results.
Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including our outlook for fiscal 2019 and our long-term outlook, related assumptions, and our plans for strategic investments to support future growth. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our inventory levels ahead of these seasonal trends, our ability to implement our growth strategies, our ability to leverage our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Statements of Income and Comprehensive Income (Loss) (in thousands of Canadian dollars, except share and per share amounts)
	Three months ended March 31		Year ended March 31
	2018	2017	2018	2017
Revenue	$124,821	$51,096	$591,181	$403,777
Cost of sales	46,564	23,306	243,569	191,709
Gross profit	78,257	27,790	347,612	212,068
Gross margin	62.7%	54.4%	58.8%	52.5%
Selling, general and administrative expenses	60,942	54,695	200,110	164,965
SG&A expenses as % of revenue	48.8%	107.0%	33.8%	40.9%
Depreciation and amortization	2,488	1,700	9,374	6,601
Operating income (loss)	14,827	(28,605)	138,128	40,502
Operating income (loss) as % of revenue	11.9%	(56.0)%	23.4%	10.0%
Net interest and other finance costs	2,811	1,342	12,888	9,962
Income (loss) before income tax	12,016	(29,947)	125,240	30,540
Income tax expense (recovery)	3,924	(6,516)	29,185	8,900
Effective tax rate	32.7%	21.8%	23.3%	29.1%
Net income (loss)	8,092	(23,431)	96,055	21,640
Other comprehensive income (loss)	(1,460)	119	(1,822)	(610)
Total comprehensive income (loss)	$6,632	$(23,312)	$94,233	$21,030
Earnings (loss) per share
Basic	$0.08	$(0.23)	$0.90	$0.22
Diluted	$0.07	$(0.23)	$0.86	$0.21
Weighted average number of shares outstanding
Basic	108,074,609	101,062,660	107,250,039	100,262,026
Diluted	111,629,427	103,155,814	111,519,238	102,023,196
Other data: (1)
EBITDA	$19,775	$(26,664)	$152,347	$48,914
Adjusted EBITDA	21,659	(11,433)	149,173	81,010
Adjusted EBITDA margin	17.4%	(22.4)%	25.2%	20.1%
Adjusted net income (loss)	$9,883	$(14,704)	$94,107	$44,147
Adjusted net income (loss) per share	$0.09	$(0.15)	$0.88	$0.44
Adjusted net income (loss) per diluted share	$0.09	$(0.15)	$0.84	$0.43

(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share, are non-IFRS financial measures. See - “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Statements of Financial Position As at March 31 (in thousands of Canadian dollars)
	2018	2017
Assets
Current assets
Cash	$95,290	$9,678
Trade receivables	11,944	8,710
Inventories	165,372	125,464
Income taxes receivable	5,093	4,215
Other current assets	23,270	15,156
Total current assets	300,969	163,223

Deferred income taxes	3,045	3,998
Property, plant and equipment	60,172	36,467
Intangible assets	136,800	131,912
Other long-term assets	2,183	—
Goodwill	45,269	45,269
Total assets	$548,438	$380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$109,556	$58,223
Provisions	6,300	6,046
Income taxes payable	17,740	—
Total current liabilities	133,596	64,269

Provisions	10,802	9,526
Deferred income taxes	13,256	10,888
Revolving facility	—	6,642
Term loan	137,074	139,447
Other long-term liabilities	10,100	3,929
Total liabilities	304,828	234,701

Shareholders’ equity	243,610	146,168
Total liabilities and shareholders’ equity	$548,438	$380,869

Condensed Consolidated Statements of Cash Flows For the years ended March 31 (in thousands of Canadian dollars)
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$96,055	$21,640
Items not affecting cash:
Depreciation and amortization	14,219	8,521
Income tax expense	29,185	8,900
Interest expense	12,503	11,770
Unrealized foreign exchange gain	(8,557)	(215)
Write off deferred financing charges on debt repaid	—	3,919
Revaluation of term loan for change in interest rate	—	(5,935)
Share-based compensation	1,971	3,274
Loss on disposal of assets	141	145
	145,517	52,019

Changes in non-cash operating items	(2,320)	19,866
Income taxes paid	(7,359)	(20,238)
Interest paid	(9,607)	(12,317)
Net cash from operating activities	126,231	39,330

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(26,126)	(15,798)
Investment in intangible assets	(7,673)	(10,471)
Business combination	(585)	(710)
Net cash used in investing activities	(34,384)	(26,979)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility, net of deferred financing charges of $148 (2017 - $2,479)	(8,861)	41,277
Deferred financing charges on the term loan	(311)	—
Repayments of credit facility	—	(55,203)
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,329 and original issue discount of $2,170	—	212,614
Repayment of subordinated debt	—	(85,306)
Redemption of Class A senior preferred shares	—	(53,144)
Redemption of Class A junior preferred shares	—	(4,063)
Return of capital on Class A common shares	—	(698)
Redemption of Class B common and preferred shares	—	(63,576)
Public share offering:
Net proceeds of issue of subordinate voting shares, after underwriting commission of $7,239	—	100,000
Share issue costs paid	—	(1,872)
Repayment of revolving facility	—	(35,043)
Repayment of term loan	—	(65,031)
Exercise of stock options	1,238	146
Net cash used in financing activities	(7,934)	(9,899)
Effects of foreign currency exchange rate changes on cash	1,699	—
Increase in cash	85,612	2,452
Cash, beginning of year	9,678	7,226
Cash, end of year	$95,290	$9,678

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBITDA, adjusted EBITDA, and adjusted net income for the periods presented:

(in thousands of Canadian dollars) (unaudited)	Three months ended March 31		Year ended March 31
	2018	2017	2018	2017
Net income (loss)	$8,092	$(23,431)	$96,055	$21,640
Add (deduct) the impact of:
Income tax expense (recovery)	3,924	(6,516)	29,185	8,900
Net interest and other finance costs	2,811	1,342	12,888	9,962
Depreciation and amortization	4,948	1,941	14,219	8,412
EBITDA	19,775	(26,664)	152,347	48,914
Add (deduct) the impact of:
Bain Capital management fees (a)	—	8,726	—	10,286
Transactions costs (b)	—	4,418	1,546	10,042
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange (gain)/loss on Term Loan Facility (d)	1,634	(1,663)	(6,786)	(102)
International restructuring costs (e)	—	—	—	175
Share-based compensation (f)	250	3,386	934	5,922
Non-cash rent expense (g)	—	364	1,132	1,351
Adjusted EBITDA	$21,659	$(11,433)	$149,173	$81,010

(in thousands of Canadian dollars) (unaudited)	Three months ended March 31		Year ended March 31
	2018	2017	2018	2017
Net income (loss)	$8,092	$(23,431)	$96,055	$21,640
Add (deduct) the impact of:
Bain Capital management fees (a)	—	8,726	—	10,286
Transactions costs (b)	—	4,418	1,546	10,042
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange (gain)/loss on Term Loan Facility (d)	1,634	(1,663)	(6,786)	(102)
International restructuring costs (e)	—	—	—	175
Share-based compensation (f)	250	3,386	934	5,922
Non-cash rent expense (g)	—	364	1,132	1,351
Amortization of intangible assets acquired by Bain Capital (h)	—	543	1,406	2,175
Non-cash change in carrying value related to change in underlying interest rate (i)	—	(5,934)	—	(5,934)
Total adjustments	1,884	9,840	(1,768)	28,337
Tax effect of adjustments	(93)	(1,113)	(180)	(5,830)
Adjusted net income (loss)	$9,883	$(14,704)	$94,107	$44,147

(a)
In connection with Bain’s purchase of a 70% equity interest in our business on December 9, 2013 (the “Acquisition”), we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on

March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the Company.

(b)
In connection with the IPO in March 2017 and Secondary Offering in July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above, and do not reflect expected future operating expenses after completion of these activities.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(d)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(e)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO under our pre-IPO stock option plan.

(g)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(h)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which had a useful life of four years and has been fully amortized in the third quarter of fiscal 2018.

(i)
We partially repaid the Term Loan Facility using a portion of the proceeds of the IPO, which resulted in a change to our prospective underlying interest rate and caused a remeasurement of the carrying value of the debt by calculating the net present value using the revised estimated cash flows for both the repayment and change in interest rate and original effective interest rate. The result was a non-cash gain of $5.9 million recorded in net interest and other finance costs.

Contacts

Investors:
IR@canadagoose.com

Media:
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